Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (K1461)

Offering Period: March 2, 2020 – March 30, 2020

Buffered Accelerated Return Equity Securities due May 5, 2021

Linked to the Performance of the iShares® MSCI Emerging Markets ETF

Product Terms

•     If the Final Level is equal to or greater than the Initial Level, then you will benefit from the leveraged appreciation, if any, of the Underlying, subject to the Maximum Return.

•     If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then you will receive the principal amount of the securities you hold at maturity.

•     If the Final Level is less than the Buffer Level, then you will be exposed to any depreciation in the Underlying beyond the Buffer Level.

•     Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Trade Date:	Expected to be March 31, 2020
Settlement Date:	Expected to be April 3, 2020
Underlying:	The iShares® MSCI Emerging Markets ETF
Redemption Amount:	At maturity, for each $1,000 principal amount of securities, $1,000 x (1 + Security Performance Factor)
Security Performance Factor:	The Security Performance Factor is expressed as a percentage and is calculated as follows:
If (a) the Final Level is equal to or greater than the Initial Level, then the Security Performance Factor will equal the lesser of (i) Maximum Return and (ii) Upside Participation Rate x Underlying Return; (b) the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then the Security Performance Factor will equal zero; or (c) if the Final Level is less than the Buffer Level, then the Security Performance Factor will equal Underlying Return + Buffer Amount.
Underlying Return:	[Final Level-Initial Level/Initial Level]
Upside Participation Rate**:	200%
Buffer Level**:	90% of the Initial Level
Buffer Amount**:	10%
Maximum Return**:	Expected to be at least 10%
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:	April 30, 2021
Maturity Date:	May 5, 2021
CUSIP:	22551NRL2
Fees:	Certain fiduciary accounts may pay a purchase price of at least $996 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $8 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $970 and $1,000 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

• If the Final Level is equal to or greater than the Initial Level, then the Security Performance Factor will be calculated as follows: the lesser of (i) Maximum Return and (ii) Upside Participation Rate x Underlying Return
• If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then the Security Performance Factor will be: zero
• If the Final Level is less than the Buffer Level, then the Security Performance Factor will be calculated as follows: Underlying Return + Buffer Amount
• Buffer Level of 90%**
• Buffer Amount of 10%**

Hypothetical Returns at Maturity

Underlying Return	Security Performance Factor(1)	Redemption Amount per $1,000 Principal Amount(1)(2)

50%	10%	$1,100
40%	10%	$1,100
30%	10%	$1,100
20%	10%	$1,100
10%	10%	$1,100
5%	10%	$1,100
3%	6%	$1,060
0%	0%	$1,000
−5%	0%	$1,000
−10%	0%	$1,000
−11%	−1%	$990
−20%	−10%	$900
−30%	−20%	$800
−40%	−30%	$700
−50%	−40%	$600

(1)	Assumes a Buffer Level of 90%,** Buffer Amount of 10%,** an Upside Participation Rate of 200%** and a Maximum Return of 10%**.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

• Your investment may result in a loss of 90% of the principal amount of securities you hold. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level is less than the Buffer Level. In such case, you will be exposed to any depreciation in the Underlying from the Initial Level to the Final Level beyond the Buffer Level. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
• The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
• The probability that the Final Level will be less than the Buffer Level will depend on the volatility of the Underlying.
• The securities do not pay interest.
• The maximum Redemption Amount of the securities at maturity for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Maximum Return.
(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: March 2, 2020 – March 30, 2020

Buffered Accelerated Return Equity Securities due May 5, 2021

Linked to the Performance of the iShares® MSCI Emerging Markets ETF

Additional Risk Considerations

•	Although shares of the Underlying are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market.
•	The performance and market value of the Underlying, particularly during periods of market volatility, may not correlate to the performance of the tracked index.
•	Some or all of the assets included in the Underlying are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.
•	The Underlying is exposed to the political and economic risks of emerging market countries.
•	Because the prices of the equity securities included in the Underlying are converted into U.S. dollars for purposes of calculating the level of the Underlying, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Underlying trade.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to shares of the Underlying or the assets that comprise the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying or the assets that comprise the Underlying.
•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 26, 2020, Product Supplement No. I–C dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320003418/dp121995_424b2-k1461.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.